EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

LGAM Private Credit LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$9,630,585.34	(1)	0.01381%	$1,329.98	(2)
Fees Previously Paid				—
Total Transaction Valuation	$9,630,585.34
Total Fees Due for Filing				$1,329.98
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$1,329.98

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 480,089 Common Units of LGAM Private Credit LLC at a price equal to $20.06 per unit, which represents the Company’s net asset value as of September 30, 2025.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.